Exhibit 99.1

Notice of the Extraordinary General Meeting (EGM) of 29 October 2021 To the Shareholders of AC Immune SA 1

Date Friday, 29 October 2021 | 11:00 AM CEST

Contents 4 Letter to Shareholders 5 Agenda and proposals 12 Organizational notes 3

Dear Shareholders, We are pleased to welcome you to our Extraordinary General Meeting and take this opportunity to propose to you the appointment as board members of both Dr. Monica Shaw and Prof. Dr. Monika Bütler . The experience of both candidates and their accomplishments in the past will further strengthen our board and we are delighted to benefit from their combined know - how. If elected by you, we will have a gender diversified board. Monica Shaw and Monika Bütler will replace Martin Velasco and Peter Bollmann, two long standing members of our board who have decided to step down at the end of the upcoming Extraordinary General Meeting. We wish to thank both of the departing board members for their important contributions. In addition, we announced in July that we are acquiring from Affiris AG a Phase 2 - ready alpha - synuclein vaccine, ACI - 7104. The transaction, subject to customary Austrian regulatory approval, is expected to be completed in October, when an associated USD25 million financing will also be finalized. We look forward to welcoming new thought - leading investors as part of this transaction and note that we will have depleted AC Immune's authorized share capital . We believe that it is important that we take this opportunity to follow good practice in replenishing our authorized and conditional share capital in order to remain nimble and well - provisioned to capitalize on potential upcoming opportunities. While we recognize that AC Immune remains exceptionally well financed, we also want to be able to move quickly when financing opportunities arise so that we can minimize the potential cost of capital and continue to negotiate with potential partners (and new investors) from a position of strength. Finally, we hope you will agree that sharing ownership in AC Immune through thoughtfully designed employee stock option plans is a critical component when seeking to recruit and retain the best employees for our business. For this reason, we also are seeking to modestly increase the conditional capital for employee benefit plans. We thank you in advance for your consideration of these critical proposals, the details of which follow herein; we believe each may prove critical in our quest to revolutionize the way Alzheimer’s and other neurodegenerative diseases are diagnosed and treated. Dr. Doug Williams Chairman of the Board Prof. Andrea Pfeifer CEO of AC Immune SA 4 > Contents > Letter to Shareholders > Agenda and proposals > Organizational notes > Dr. Doug Williams Chairman of the Board Prof. Andrea Pfeifer CEO of AC Immune S A

Agenda and proposals 5

Overview 1. Elections to the Board of Directors 1.1 Election of Monica Shaw as member of the Board of Directors 1.2 Election of Monika Bütler as member of the Board of Directors 2. Amendments of the Articles of Association 2.1 Authorized Share Capital 2.2 Conditional Capital Increase for Bonds and Similar Debt Instruments 2.3 Conditional Capital Increase for Employee Benefit Plans 6 > Contents Letter to Shareholders > Agenda and proposals > Organizational notes >

7 1. Elections to the Board of Directors 1.1 Election of Monica Shaw as member of the Board of Directors The Board of Directors proposes for a term until the end of the next Annual General Meeting the election of Monica Shaw as me mbe r of the Board of Directors. Monica Shaw, M.D., is Executive Vice President Head Region Europe, Canada, Australia for Leo Pharma. She previously held other broad leadership roles, developing high performance teams in commercial and product development at leading pharmaceutical companies, including as Vice - President Commercial Head Asia Pacific region at GSK/ ViiV Healthcare and Medical Director and Chief Scientific Officer UK at Novartis, amongst others. Dr. Shaw has extensive specialty experience in the fields of dermatology, immuno - inflammation, HIV, neurology and oncology. Monica Shaw holds an M.D. from the University of Oxford Medical School and is a Member of the Royal College of Physicians. 1.2 Election of Monika Bütler as member of the Board of Directors The Board of Directors proposes for a term until the end of the next Annual General Meeting the election of Monika Bütler as member of the Board of Directors. Prof. Monika Bütler , Ph.D., is a leading Swiss economist and former Vice President of the independent Swiss Covid - 19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of both Schindler Holding AG and Huber & Suhner AG. Dr. Bütler is also a member of the Swiss National Bank’s Council, where she serves on the remuneration committee. Her international economic expertise is in pub lic policy and managerial economics, including an advisory role to the World Bank and work in the U.S. and Europe. Dr. Bütler is an Associate Investigator at the ARC Centre of Excellence in Population Ageing Research (CEPAR) in Australia. Dr Bütler holds a PhD in Economics from the University of St. Gallen and a Diploma in Mathematics/Physics from University of Zurich. > Contents Letter to Shareholders > Agenda and proposals > Organizational notes > Explanation by the Board of Directors Dr. Monica Shaw and Prof. Dr. Monika Bütler are proposed for election to the Board of Directors for a term until the end of the next Annual General Meeting; they replace Messrs. Martin Velasco and Peter Bollmann, who have decided to step - down from the Board of Directors at the end of the Extraordinary General Meeting (EGM). The size of the Board of Directors thus remains unchanged .

8 2. Amendments of the Articles of Association The Board of Directors is proposing to the Shareholders to accept certain changes to the Company’s Articles of Association on th ree topics: ▪ Extension and addition of Authorized Share Capital ▪ Increase of the Conditional Share Capital for Bonds and Similar Debt Instruments ▪ Increase of the Conditional Share Capital for Employee Benefit Plans > Contents Letter to Shareholders > Agenda and proposals > Organizational notes Explanation by the Board of Directors The Company's Articles of Association ( AoA ) define the amounts and timelines within which the Board of Directors may increase the share capital of the Company, either from the authorized share capital pool, or from the two conditional share capital pools . Amendments to these sections in the AoA require a qualified majority of at least two thirds of the shareholders' votes represented at the General Meeting of the Shareholders.

9 > Contents Letter to Shareholders > Agenda and proposals > Organizational notes > 2.1 Authorized Share Capital The Board of Directors proposes to extend and add authorized share capital to enable the Board of Directors to issue up to 15'500'000 new registered shares of CHF 0.02 nominal value each until 28 October 2023, and, accordingly, to amend article 3a (Authorized Capital Increase of Share Capital), paragraph 1, of the Company's Articles of Association, as follows: “The Board of Directors is authorized to increase the share capital, in one or several steps, until 28 October 2023 , by a maximum amount of CHF 310'000 by issuing a maximum of 15'500'000 registered shares with a par value of CHF 0.02 each, to be fully paid up. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then - existing shareholders of the Company and (ii ) in partial amounts shall also be permissible.” The remaining paragraphs of article 3a of the Company's Articles of Association remain unchanged. Explanation by the Board of Directors The authorized capital is a tool giving the Company flexibility to raise capital on the financial markets without having to c onv ene a General Meeting of the Shareholders, in order to support the Company’s growth plan and to be able to fund the Company’s research and clinical development programs and other strategic projects. It is planned to use remaining shares from the authorized share capital pool in the context of the "Closing" of a "Transactio n" announced on the Company's website on 27 July 2021 (see https://ir.acimmune.com/news - releases/news - release - details/ac - immune - announces - strategic - acquisition - industry - leading). After the Closing, which is expected to occur before the EGM on or around 13 October 2021, and the subsequent publication of the authorized capital increase in the Swiss Official Gazette of Commerce two business days after the Closing date, the authorized capital will be fully depleted. The Board of Directors is therefore proposing an authorized share capital of 15'500'000 shares (corresponding to 17.3% of the Company's outstanding share capital at the time of the EGM) for a duration until 28 October 2023 in accordance with Swiss law .

10 > Contents Letter to Shareholders > Agenda and proposals > Organizational notes 2.2 Conditional Capital Increase for Bonds and Similar Debt Instruments The Board of Directors proposes to increase the conditional capital for bonds and similar debt instruments in the maximum amo unt of CHF 100'000 by allowing the issuance of 5'000'000 registered shares of CHF 0.02 nominal value each, and, accordingly, to amend article 3b (Conditional Share Capital Increase for Bonds and Similar Debt Instruments), paragraph 1, of the Company's Articles of Association, as follows: “The share capital of the Company shall be increased by a maximum amount of CHF 100'000 through the issue of a maximum of 5'000'000 registered shares, payable in full, each with a nominal value of CHF 0.02 through the exercise of conversion and/or option or warrant rights granted in connection with bonds or similar instruments, issued or to be issued by the Compan y or by subsidiaries of the Company, including convertible debt instruments.” The remaining paragraphs of article 3b of the Company's Articles of Association remain unchanged. Explanation by the Board of Directors The current conditional share capital for bonds and similar debt instruments is 4'578'047 shares. It is expected that 3'026'634 of these shares will be converted before the EGM based on two conversion notes issued by the Company in connection with the Transaction, and that thus, the conditional share capital for bonds and similar debt instrumen ts will decrease to 1'551'413 shares. The Board of Directors is therefore proposing to increase the conditional share capital for bonds and similar debt instrument s f rom 1'551'413 shares to 5'000'000 shares (corresponding to 5.59% of the Company's outstanding share capital at the time of the EGM). This will give the Board of Directors the flexibility of structuring future strategic transactions with partners to include i nve stments in the Company, which would otherwise not be achievable because of the impracticability of convening a General Meeting of Shareholders to increase the Company's share capital.

2.3 Conditional Capital Increase for Employee Benefit Plans The Board of Directors proposes to increase the conditional capital for the benefit plans of employees and individuals of comparable positions in the maximum amount of CHF 120'000 by allowing the issuance of 6'000'000 registered shares of CHF 0.02 nominal value each, and, accordingly, to amend article 3c (Conditional Share Capital Increase for Employee Benefit Plans), paragraph 1, of the Company's Articles of Association, as follows: “The share capital of the Company shall be increased by an amount not exceeding CHF 120'000 through the issue of a maximum of 6'000'000 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary.” The remaining paragraphs of article 3c of the Company's Articles of Association remain unchanged. 11 Explanation by the Board of Directors The current conditional share capital for employee benefit plans amounts, as of end of August 2021, to 3’139’651 shares. The Board of Directors is proposing to increase this conditional capital to 6'000’000 shares, which represents an incremental increase of only 2’860’349 shares, which allows future grants of equity to our employees and covers the projected mid - term needs of the Company. > Contents Letter to Shareholders > Agenda and proposals > Organizational notes >

12 Organizational notes

Organizational notes Exercise of voting rights and representation Due to coronavirus restrictions, Shareholders are not permitted to attend the Extraordinary General Meeting of 29 October 2021 (EGM) in person. Based on article 27 of the Swiss Federal Council's "Ordinance 3 on Measures to Combat the coronavirus (COVID - 19)" of 19 June 2020, as subsequently amended, the Board of Directors resolved that the Shareholders can exercise their rights at the EGM exclusively through the Independent Proxy : Reymond & Associés Attorneys, Lausanne, Switzerland. Only Shareholders holding shares as of 25 October 2021 at 4:00 PM US Eastern Time, are eligible to vote their shares. New shares acquired between 26 and 29 October 2021 do not qualify. Invitation Shareholders who are registered with Computershare Trust Company N.A. (“Computershare”) on 22 September 2021 will receive their EGM invitation and a personalized Proxy Card from Computershare. Shareholders who hold their shares through their broker or bank (“Beneficial Owners”), should receive these materials through their broker or bank and should be able to vote on the broker/bank portal. Shareholders who acquire their shares between 22 September 2021 and 25 October 2021 can issue their voting instructions using the model Proxy Card (see instructions in the next section). Voting: electronic voting or use of Proxy Card The Company recommends that registered Shareholders vote electronically through the Computershare portal with the individual Shareholder number or, for “Beneficial Owners”, using the portal of their bank or broker. Electronic voting instructions must be given no later than 27 October 2021 at 11:59 PM, US Eastern Time. Shareholders who do not wish to vote electronically may give their written instructions to the Independent Proxy by sending him their filled and signed Proxy Card at the email address independentproxy@acimmune.com or at the postal address: Reymond & Associés Attorneys, Avenue de la Gare 1, PO 7255, 1002 Lausanne, Switzerland, for delivery no later than 29 October 2021 at 05:00 AM, US Eastern Time. Shareholders who are “Beneficial Owners” on 25 October 2021 will be requested to attach to their signed Proxy Card (i) a declaration of honor, confirming that they have not voted via the Independent Proxy electronically, and (ii) a most recent bank statement establishing the number of shares in their nominal ownership. If for any reason Shareholders have not received an Invitation or their Proxy Card, they may download a model Proxy Card from the Company’s website at: https://ir.acimmune.com/events/egm Once received by the Independent Proxy, voting instructions may not be changed by Shareholders. Should the Independent Proxy receive voting instructions from Shareholders both electronically and in writing, only the electronic instructions will be taken into account. 13 > Contents Letter to Shareholders Agenda and proposals > Organizational notes >

Legal notes Shareholder motions Motions from Shareholders with regard to agenda items are only permissible if they are submitted before the EGM by the respective Shareholders or by an individual proxy acting on their behalf. The Independent Proxy will not act as an individual proxy for this purpose. Publication of the Invitation Per the Company's Articles of Association, the official Invitation to the EGM will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before 8 October 2021. Concurrently with the publication in the SOGC, the Company's website “Investors/Extraordinary General Meeting October 2021” on https://ir.acimmune.com/events/egm will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC. 14 Ecublens , 24 S eptember 2021 AC Immune SA On behalf of the Board of Directors Dr. Douglas Williams Chairman of the Board of Directors > Contents Letter to Shareholders Agenda and proposals > Organizational notes

For more information Reach out to us Investor inquiries: ir@acimmune.com AC Immune SA EPFL Innovation Park Building B 1015 Lausanne Switzerland Phone: +41 21 345 91 21 www.acimmune.com